Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Forestar Group Inc. for the registration of up to $500,000,000 of its common stock, preferred stock, warrants and 6,500,000 shares of common stock to be offered for resale by D.R. Horton, Inc. and to the incorporation by reference therein of our reports dated February 28, 2018, with respect to the consolidated financial statements and schedule of Forestar Group Inc., and the effectiveness of internal control over financial reporting of Forestar Group Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, LLP

Austin, Texas

September 24, 2018